



DEAN HELLER  
Secretary of State

101 North Carson Street, Suite 3  
Carson City, Nevada 89701-4786  
(775) 684 5708

# Articles of Incorporation

(PURSUANT TO NRS 78)

Office Use Only:

**Important: Read attached instructions before completing form.**

|                                                                                                                                         |                                                                                                                                                                                                                                                                                                                                                                                                                                                                |  |  |  |
|-----------------------------------------------------------------------------------------------------------------------------------------|----------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------|--|--|--|
| <b>1. Name of Corporation:</b>                                                                                                          |                                                                                                                                                                                                                                                                                                                                                                                                                                                                |  |  |  |
| <b>2. Resident Agent Name and Street Address:</b><br><i>(must be a Nevada address where process may be served)</i>                      | Name _____<br>Street Address _____, <b>NEVADA</b> _____<br>City _____ Zip Code _____                                                                                                                                                                                                                                                                                                                                                                           |  |  |  |
| <b>3. Shares:</b><br><i>(number of shares corporation authorized to issue)</i>                                                          | Number of shares with par value: _____ Par value: _____ Number of shares without par value: _____                                                                                                                                                                                                                                                                                                                                                              |  |  |  |
| <b>4. Names, Addresses, Number of Board of Directors/Trustees:</b>                                                                      | The First Board of Directors/Trustees shall consist of _____ members whose names and addresses are as follows:<br>1. _____<br>Name _____<br>Street Address _____, _____ State _____ Zip Code _____<br>2. _____<br>Name _____<br>Street Address _____, _____ State _____ Zip Code _____<br>3. _____<br>Name _____<br>Street Address _____, _____ State _____ Zip Code _____<br>4. _____<br>Name _____<br>Street Address _____, _____ State _____ Zip Code _____ |  |  |  |
| <b>5. Purpose:</b><br><i>(optional—see instructions)</i>                                                                                | The purpose of this Corporation shall be:                                                                                                                                                                                                                                                                                                                                                                                                                      |  |  |  |
| <b>6. Other Matters:</b><br><i>(see instructions)</i>                                                                                   | Number of additional pages attached: _____                                                                                                                                                                                                                                                                                                                                                                                                                     |  |  |  |
| <b>7. Names, Addresses and Signatures of Incorporators:</b><br><i>(attach additional pages if there are more than 2 incorporators).</i> | Name _____ Signature _____<br>Address _____, _____ State _____ Zip Code _____<br>Name _____ Signature _____<br>Address _____, _____ State _____ Zip Code _____                                                                                                                                                                                                                                                                                                 |  |  |  |
| <b>8. Certificate of Acceptance of Appointment of Resident Agent:</b>                                                                   | I, _____ hereby accept appointment as Resident Agent for the above named corporation.<br>Signature of Resident Agent _____ Date _____                                                                                                                                                                                                                                                                                                                          |  |  |  |

**This form must be accompanied by appropriate fees. See attached fee schedule.**